Exhibit 99.84

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Registration Statement on Form 40-F of our report dated May 28, 2025 relating to the financial statements of Santacruz Silver Mining Ltd. appearing in Exhibit 99.1 to this Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

January 12, 2026